Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-253145

February 16, 2021

MicroVision Announces $50 Million At-the-Market Equity Facility

REDMOND, Wash. – February 16, 2021 – MicroVision, Inc. (NASDAQ: MVIS), a leader in MEMS based solid state automotive lidar and micro-display technology for augmented reality, today announced it entered into a $50 million At-the-Market (ATM) equity offering agreement with Craig-Hallum Capital Group LLC (Craig-Hallum).

Under the agreement MicroVision may, from time to time, at its discretion offer and sell shares of its common stock having an aggregate value of up to $50 million through Craig-Hallum. MicroVision intends to use the net proceeds from the ATM, if any, for general corporate purposes, which may include, but are not limited to, working capital and capital expenditures as MicroVision pursues a potential strategic transaction.

“We continue to make progress on completing our development goal of producing the best-in-class lidar sensor for range, resolution with velocity field output and remain on track to meet our previously announced April 2021 milestone. We believe this financing will give us an opportunity to firmly solidify our balance sheet as we remain committed to pursuing strategic alternatives and building value for our shareholders,” said Sumit Sharma, MicroVision Chief Executive Officer. “We plan to complete development of our 1st generation Long Range Lidar module to a level that would be ready to scale in the market as well as take other actions to increase the value of the Company.”

Under the ATM equity offering sales agreement, sales of common stock, if any, through Craig-Hallum, will be made by means of ordinary brokers’ transactions, in negotiated transactions, to or through a market maker other than on an exchange or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices and/or any other method permitted by law.

The common stock will be offered under MicroVision’s effective shelf registration statement filed today with the Securities and Exchange Commission (SEC), which includes a prospectus relating to the offering. Any offer, solicitation or sale will be made only by means of the prospectus. Current and potential investors should read the prospectus and other documents the company has filed with the SEC for more complete information about MicroVision and the ATM.

A copy of the prospectus relating to these securities may be obtained by contacting Craig-Hallum at 222 South Ninth Street, Suite 350, Attention: Equity Capital Markets, by telephone at (612) 334-6300 or by email at prospectus@chlm.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor may there be any sale of MicroVision’s common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any state or jurisdiction.

About MicroVision

MicroVision is a pioneering company in MEMS based laser beam scanning technology that integrates MEMS, lasers, optics, hardware, algorithms and machine learning software into its proprietary technology to address existing and emerging markets. Our integrated approach uses our proprietary technology to provide solutions for automotive lidar sensors, augmented reality micro-display engines, interactive display modules and consumer lidar modules.

For more information, visit the Company’s website at www.microvision.com, on Facebook at www.facebook.com/microvisioninc or follow MicroVision on Twitter at @MicroVision.

MicroVision is a trademark of MicroVision, Inc. in the United States and other countries. All other trademarks are the properties of their respective owners.

Forward-Looking Statements

Certain statements contained in this release, including those relating to amounts sold under the ATM and the use of proceeds therefrom, the Company’s future products, progress on development, pursuit of a strategic transaction, building value for shareholders, strengthening the Company balance sheet, and product applications and statements using words such as “believe” and “plan” are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include the risk that the Company may not succeed in finding licensing or other strategic solutions, including a potential sale of the Company, with acceptable timing, benefits or costs; our ability to operate with limited cash or to raise additional capital when needed; market acceptance of our technologies and products or for products incorporating our technologies; the failure of our commercial partners to perform as expected under our agreements, including from the impact of COVID-19 (coronavirus); our ability to identify parties interested in paying any amounts or amounts we deem desirable for the purchase or license of intellectual property assets; our or our customers’ failure to perform under open purchase orders; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and develop partnership opportunities; the timing of commercial product launches and delays in product development; the ability to achieve key technical milestones in key products; dependence on third parties to develop, manufacture, sell and market our products; potential product liability claims; our ability to maintain our listing on The Nasdaq Stock Market, and other risk factors identified from time to time in the Company’s SEC reports, including the Company’s Annual Report on Form 10-K filed with the SEC. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, now or in the future, and the factors set forth in this release may affect us to a greater extent than indicated. Except as expressly required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in circumstances or any other reason.

Investor Relations Contact

David H. Allen

Darrow Associates, Inc.

408.427.4463

dallen@darrowir.com